Six International Drive Rye Brook, NY 10573-1068	914 934 5200 914 934 0700 Fax

February 6, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg

Re:	Universal American Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 9, 2006
File No. 001-08506

Dear Mr. Rosenberg:

On January 8, 2007, Universal American Financial Corp. (the “Company”) received a telephone call from Vanessa Robertson, Staff Accountant at the Securities and Exchange Commission (the “Commission”), as a follow up to the Company’s November 14, 2006 response to comments contained in the comment letter dated October 23, 2006 from Jim B. Rosenberg of the Commission to Richard A. Barasch., President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 filed on March 16, 2006 (the “Form 10-K”) and the Company’s Form 10-Q for the Period Ended June 30, 2006 filed on August 9, 2006 (the “Form 10-Q”).  Ms. Robertson verbally provided three follow-up comments.  With respect to these comments, set forth below please find the Company’s response.

For ease of reference, the numbered paragraphs below correspond to the order of Ms. Robertson’s comments.  For your convenience, we have included above each response a transcript of the comment to which we are responding.

Comments and Responses:

Form 10-K — December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

Policy related liabilities, page 56

1.                                       Comment:  We note your response to Comment 2, and have the following additional comments:

•                  For the proposed disclosure included here, please more specifically link the sensitivity and historical change discussion to the specific reserves that are presented in the table on page 3 of your response.

•                  We were unable to locate the breakout of IBNR.  Since the IBNR reserve is more imprecise, please disclose the amount of IBNR separately.

•                  We were unable to locate a discussion of the historical accuracy of the assumptions used.  Please expand your disclosure to include this discussion for each of the components of the reserves.

•                  In your discussion of medical cost trends, please identify which factors are the most significant in establishing your reserves.

•                  We note that the sensitivity analysis you provided was based on changes in the incurred loss ratio.  However, the analysis should reflect the dollar impact of reasonably likely changes in the key assumptions used to determine the reserves.  Please provide us with a revised sensitivity analysis.

•                  Regarding the change in estimate, please clarify the assumption that was used in estimating the effect of approved and implemented rate increases that caused the impact to be overstated.

•                  Please confirm that you will include all of the information provided in this response in your 2006 10-K.

Response:  We respectfully advise the Staff that in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, we will modify our disclosures for our policy related liabilities and will include in those modified disclosures the information requested above.  Below is a draft of our proposed modified disclosure: (actual year–end 2006 amounts will be included in the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2006)

“Policy related liabilities

We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products. For our accident and health insurance business, we establish an active life reserve for expected future policy benefits, plus a liability for due and unpaid claims and incurred but not reported claims.  Our net income depends upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders’ equity.  A summary of the liabilities by categories is presented in the following table:

	December 31,
Liability Type	2006	% of Total Policy Liabilities	2005	% of Total Policy Liabilities
	($ in thousands)
Policyholder Account Balances			$495,751	41%
Future Policy Benefit Reserves:
Traditional life insurance			178,158	15%
Accident and health			407,776	34%
Total Future Policy Benefit Reserves			585,934	49%
Policy and contract claims — Accident and Health:
Due and Unpaid Claims			37,457	3%
Incurred but not reported claims (“IBNR”)			69,699	6%
Total Accident and Health Claim Liabilities			107,156	9%
Policy and contract claims — Life			14,081	1%
Total Policy Liabilities			$1,202,922	100%

Policyholder Account Balances

Policyholder account balances represent the balance that accrues to the benefit of the policyholder, otherwise known as the account value, as of the financial statement date.  Account values are increased for additional deposits received and interest credited based on the account value.  Account values are reduced by surrenders and other withdrawals, including withdrawals relating to the cost of insurance and expense charges.  The interest crediting rates are reviewed periodically and adjusted (with certain minimum levels below which the crediting rate cannot fall).

Future Policy Benefit Reserves — Traditional Life Insurance Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

Future Policy Benefit Reserves — Accident and Health Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

For our fixed benefit accident and sickness and our long term care products, we establish a reserve for future policy benefits at the time each policy is issued based on the present value of future benefit payments less the present value of future premiums.  (It should be noted that we no longer issue new long term care policies, however our current policies are renewably annually at the discretion of the policyholder, as evidenced by the policyholder continuing to make premium payments.)  In establishing these reserves, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us.  We estimate the future policy benefits reserve for these products using the above assumptions and actuarial principles.  For long-duration insurance contracts, these original assumptions are used throughout the life of the policy and generally are not subsequently modified.

A portion of our reserves for long-term care products also reflect our estimates relating to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Policy and Contract Claims — Accident and Health Policies

The Policy and Contract Claims liability for our Accident and Health Policies include a liability for unpaid claims, including claims in the course of settlement, as well as a liability for IBNR.  Our IBNR is primarily comprised of our Medicare Supplement and Medicare Advantage Private-Fee-For-Service lines of business.

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability, premium rate increases and extra contractual damage awards. Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years’ statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of acquired policy liabilities is subject to similar estimates and assumptions. Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.

We develop our estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim payment and claim receipt patterns, as well as historical medical cost trends. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent three months, the key assumption used in estimating our IBNR is that the completion factor pattern remains consistent over a rolling 12-month period after adjusting for known changes in claim inventory levels and known changes in claim payment processes. Completion factors result from the calculation of the percentage of claims incurred during a given period that have historically been adjudicated as of the reporting period. For the most recent three months, the incurred claims are estimated primarily from a trend analysis based upon per member per month (“PMPM”) claims trends developed from our historical experience in the preceding months, adjusted for known changes in estimates of recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, product mix, and seasonality.

The completion factor method is used for the months of incurred claims prior to the most recent three months because the historical percentage of claims processed for those months is at a level sufficient to produce a consistently reliable result. Conversely, for the most recent three months of incurred claims, the volume of claims processed historically is not at a level sufficient to produce a reliable result, which therefore requires us to examine historical trend patterns as the primary method of evaluation.

Medical cost trends potentially are more volatile than other segments of the economy. The drivers of medical cost trends include increases in the utilization of hospital facilities, physician services, prescription drugs, and new medical technologies, as well as the inflationary effect on the cost per unit of each of these expense components. Other external factors such as government-mandated benefits or other regulatory changes, increases in medical services, an aging population, catastrophes, and epidemics also may impact medical cost trends. Internal factors such as claims processing cycle times, changes in medical management practices and changes in provider contracts also may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. All of these factors are considered in estimating IBNR and in estimating the PMPM claims trend for purposes of determining the reserve for the most recent three months. Additionally, we continually prepare and review follow-up studies to assess the reasonableness of the estimates generated by our process and methods over time. The results of these studies are also considered in determining the reserve for the most recent three months. Each of these factors requires significant judgment by management.

Activity in the accident & health policy and contract claim liability is as follows (note this includes discontinued operations and will be updated and restated without discontinued operations for 2006):

	2005	2004	2003
	(In thousands)
Balance at beginning of year	$94,526	$100,232	$88,216
Less reinsurance recoverables	(27,789)	(39,014)	(48,925)
Net balance at beginning of year	66,737	61,218	39,291
Balances acquired	—	9,265	18,744
Incurred related to:
Current year	540,810	394,053	249,862
Prior years	3,515	(2,141)	(1,949)
Total incurred	544,325	391,912	247,913
Paid related to:
Current year	465,818	348,887	220,602
Prior years	59,198	47,401	25,302
Total paid	525,016	396,288	245,904
Foreign currency adjustment	282	630	1,174
Net balance at end of year	86,328	66,737	61,218
Plus reinsurance recoverables	29,451	27,789	39,014
Balance at end of year	$115,779	$94,526	$100,232

During 2005, the claim reserve balances at December 31, 2004 ultimately settled during 2005 for $3.5 million more than originally estimated, representing 0.9% of the incurred claims recorded in 2004.  This unfavorable development related primarily to higher than anticipated claims for the Medicare Supplement business in the Senior Market Health Insurance Segment. During 2004, the claim reserve balances at December 31, 2003 ultimately settled during 2004 for $2.1 million less than originally estimated, representing 0.9% of the incurred claims recorded in 2003.  This favorable development related primarily to the Medicare Supplement business in the Senior Market Health Insurance Segment.  During 2003, the claim reserve balances at December 31, 2002 ultimately settled during 2003 for $1.9 million less than originally estimated, representing 1.4% of the incurred claims recorded in 2002.  This favorable development on the accident and health claims reserves resulted from the improvement in claims management processes in the Specialty Health Insurance Segment.

During the fourth quarter of 2005, the Company recorded a pre-tax adjustment that increased incurred claims by $9.9 million. Two factors caused this action. First, incurred claims increased by $4.4 million as a result of a change in the estimate of the Company’s Medicare Supplement claim reserves of $6.8 million, offset by an increase in amounts recoverable from reinsurers of $2.4 million. Second, the Company determined that, over a four year period, it had overstated the amounts recoverable from reinsurers for ceded Medicare Supplement claim reserves. During the fourth quarter of 2005, the Company decreased its recoverable from reinsurers for ceded Medicare Supplement claim reserves by $5.5 million. Approximately $1.1 million of the decrease was determined to relate to the first three quarters of 2005 and $3.1 million of the decrease was determined to relate to the years 2002 through 2004.

In 2004, the Company acquired Heritage. In 2003, the Company acquired Pyramid Life and recaptured a block of Medicare Supplement business previously ceded to Transamerica. The balances acquired represent the accident and health claim liabilities acquired in these transactions.

Sensitivity Analysis

The following table illustrates the sensitivity of our accident and health IBNR payable at December 31, 2006 (actual year-end 2006 amounts will be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006) to certain reasonably possible changes to the estimated weighted average completion factors and health care cost trend rates. However, it is possible that the actual completion factors and health care cost trend rates will develop differently from our historical patterns and therefore could be outside of the ranges illustrated below.

Completion Factor(a):				Claims Trend Factor(b):
(Decrease) Increase in Factor	Increase (Decrease) in Net Accident & Health IBNR			(Decease) Increase in Factor	(Decrease) Increase in Net Accident & Health IBNR
(dollars in thousands)
(3)%	$	X,xxx		(3)%	$	(x,xxx	)
(2)%	$	X,xxx		(2)%	$	(xxx	)
(1)%	$	X,xxx		(1)%	$	(xxx	)
1%	$	(x,xxx	)	1%	$	Xxx
2%	$	(x,xxx	)	2%	$	Xxx
3%	$	(x,xxx	)	3%	$	X,xxx

(a)             Reflects estimated potential changes in medical and other expenses payable caused by changes in completion factors for incurred months prior to the most recent three months.

(b)            Reflects estimated potential changes in medical and other expenses payable caused by changes in annualized claims trend used for the estimation of per member per month incurred claims for the most recent three months.

Policy and Contract Claims — Life Policies

The liability for unpaid claims, including IBNR, include estimates of amounts to fully settle known reported claims as well as claims related to insured events that the Company estimates have been incurred, but have not yet been reported to the Company.

Change in Estimate

With regard to the events and timing that led to our reporting the “Change in Estimate,” we respectfully advise you that during our 2005 year end close, after our actuaries reviewed the initial Medicare Supplement claim reserve estimates, it was determined that the established claim reserves for several Medicare Supplement lines appeared to be developing unfavorably.  Once this issue arose, we initiated an additional analysis of the calculation of reserves, with both the actuarial and finance departments involved.  Based on this review and analysis, we noted that the loss ratio method we used to estimate the incurred claims, and related incurred but not reported reserves (“IBNR”) for the most recent three month (non-credible) period, was having the effect of understating the resulting loss ratio and corresponding IBNR.

We further determined that the rate increase assumption used in the development of the loss ratio for this measurement period was overstated, causing the loss ratio to be understated.  This was detected when analyzing the per member, per month (“PMPM”) incurred claims and PMPM earned premiums.  By comparing the growth in the PMPM earned premiums, we were able to determine the actual effect of rate increases as a percentage of earned premiums.

The assumption for the anticipated levels of future rate increases impacts the level of anticipated future premiums to cover the cost of future claims and expenses.  We file for rate increases annually, subject to approval by the various State Insurance Departments.  Additionally, the approved rate increases do not take effect until the policy anniversary following the State approval and therefore, there is a delay between the date of approval and the date of effectiveness.  Accordingly, our estimate of the effect of rate increases includes assumptions regarding both the amount of the increases approved, as well as the timing of implementation.

We determined that the change in the observed Medicare Supplement claims experience and the additional information regarding the effectiveness of rate increases warranted an adjustment to the estimate of the amount of Medicare Supplement claim reserves to be held by the company.  This additional information and new experience that was obtained and noted, included (1) the increase in Part B incidence from historic trend levels, (2) the change in the effectiveness of filed and approved rate increases, (3) the increase in lapses of in force polices and (4) lower new business production.

Management believes that the methodologies historically used by the Company were actuarially sound, however, as a result of shifts in the dynamics experienced by the policies in force (lower production, higher lapsation, increased Part B incidence, etc) being more pronounced in 2005, the loss ratio method needed to be supplemented by other analytics such as PMPM claims and premium trends.

After considering the above, the company’s actuaries developed IBNR ranges around expected development using this new information.  In addition, management requested an independent review and IBNR range analysis of the Medicare Supplement lines from independent consulting actuaries.  The independent consulting actuaries’ ranges in total supported the new reserve estimate developed by the company’s actuarial staff.  Based on this additional analysis, it was concluded that the Medicare Supplement IBNR should be increased by $6.8 million gross of reinsurance and $4.4 million net of reinsurance.

Deferred policy acquisition costs, page 57

2.              Comment:  We note your response to Comment 3 and your proposed disclosure.

a.               Please explain to us how the prospective unlocking approach described in your response complies with the guidance of paragraphs 22-25 of FAS 97.

b.              To the extent that your current policy complies with this guidance, provide to us in disclosure type format the dollar impact that the unlocking of assumptions had on results of operations in the current period.

c.               In addition, we note that you have identified certain assumptions such as rate increases, persistency, and benefit-design for DAC.  Please quantify, preferably in tabular form, the impact that reasonably likely changes in those assumptions would have on your operations.

Response:

a.             Medicare Supplement policies are accounted for based on the guidance of FAS 60.  The products are guaranteed renewable, providing coverage for deductibles and co-payments of the Medicare health benefits provided by the Federal Government.  We file rate increases, by state and plan, annually throughout the year.  Deductibles and co-payments are subject to change on January 1 of each year.  Underlying trends can vary by benefit component.  As such, benefits and rates change each year.  Additionally, Congress or CMS can promulgate program changes that directly impact Medicare and Medicare Supplement plans, causing us to significantly change our premium rates.

FAS 60 states that original assumptions shall continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the “lock-in concept”) unless a premium deficiency exists. (paragraph 21).  However, FAS 60 does not specifically discuss the accounting for guaranteed renewable policies for which the company has the right to raise premiums.  Prospective unlocking is an approach that appropriately addresses significant changes in premium rates for guaranteed renewable business, such as our Medicare Supplement business.  Both the “Ernst & Ernst GAAP for Stock Life Companies” (Robert Posnak, 1974, reference page 376) and the Society of Actuaries’ “US GAAP for Life Insurers” (R. Thomas Herget, 2000, reference page 294), copies attached, discuss the rationale for unlocking for policies with rate increases, such as Medicare Supplement policies.  Based on our review of this literature, we believe that prospective unlocking is appropriate for our Medicare Supplement policies.

b.             If and when unlocking of assumptions is triggered, there is no immediate impact on the DAC balance.  Rather, the unlocking impacts the pattern of future amortization of the DAC Balance.  Additionally, at the time when unlocking is triggered, we modify the assumptions in the system and do not maintain the previously existing assumptions.  Therefore we cannot quantify the absolute impact of the previous unlockings during the current period, as compared to the amortization based on the previously existing assumptions.  When unlocking is triggered, we can estimate whether the unlocking will accelerate or slow down the amortization of the existing DAC balance, subject to the effects of new or lapsed policies.  We will modify our disclosure to better reflect the above comments.

c.             Assumptions for future rate increases, persistency and benefit-design are used in the determination of DAC.  Actual experience may vary from assumed trends, however these assumptions are not changed unless prospective unlocking is triggered.  Prospective unlocking revises the assumptions to bring them in line with emerging experience.

Prospective unlocking was triggered as of January 1, 2005, as a result of the cumulative effect of the differences between the actual and assumed premium rates.  Prospective unlocking was not triggered in 2006.  When unlocking is triggered, we modify the DAC model as well as the reserve model, prospectively, for the revised assumptions for all components.  Unlocking does not result in any immediate change in the DAC balance, it only changes the pattern of amortization in future periods.  However, we do not believe that it is possible to accurately quantify what the impact of such a future unlocking would be.

The key assumption in determining whether unlocking is triggered is actual rate increases, compared to the rate increases previously assumed.  We anticipate that a trend for premium rate increases of more than 12.4% would be likely to trigger unlocking during 2007.

We respectfully advise the Staff that in future filings we will modify our disclosures for deferred policy acquisition costs and will include in those modified disclosures the information requested above in our Annual Report on Form 10-K for the fiscal year ending December 31, 2006.

Accident and Health Policy and Contract Claim Liabilities, page F-31

3.                                       Comment:  We note your response to Comment 9 and believe that additional information regarding the overstatements would be useful to investors so that they can evaluate whether these type of errors are likely to occur in the future.  Please provide us in disclosure type format an expanded disclosure that focuses on the circumstances that resulted in the adjustment to the calculation, as well as how you determined that this error was not material enough to merit a restatement.

Response:  Our original disclosure is presented below:

During the fourth quarter of 2005, the Company recorded a pre-tax adjustment that increased incurred claims by $9.9 million. Two factors caused this action. First, incurred claims increased by $4.4 million as a result of a change in the estimate of the Company’s Medicare Supplement claim reserves of $6.8 million, offset by an increase in amounts recoverable from reinsurers of $2.4 million. Second, the Company determined that, over a four year period, it had overstated the amounts recoverable from reinsurers for ceded Medicare Supplement claim reserves. During the fourth quarter of 2005, the Company decreased its recoverable from reinsurers for ceded Medicare Supplement claim reserves by $5.5 million. Approximately $1.1 million of the decrease was determined to relate to the first three quarters of 2005 and $3.1 million of the decrease was determined to relate to the years 2002 through 2004.

We will modify this disclosure to include the following:

Beginning in 2002, we began to increase our retention of new Medicare Supplement policies issued.  The method used to determine the portion of the claims reserves ceded to our reinsures was not appropriately reflecting the effect of these increasing retention levels.  The method used resulted in the build up of the overstatement from 2002 through the third quarter of 2005.

Upon the identification of the overstatement, the Company took the following steps to reduce the likelihood of such overstatements from occurring in the future by: (i) adding additional analytical procedures to ensure the accuracy of claim reserves estimation methods; (ii) retaining independent consulting actuaries to review the estimation of claim reserves on a regular basis; and (iii) strengthening the management review of claim reserves trends and methods used to estimate Medicare Supplement claim reserves and amounts recoverable from reinsurers.

The Company analyzed the impact of the overstatement to determine whether it was material to the current or prior periods.  The Company considered both qualitative and quantitative factors in assessing materiality in order to evaluate misstatements in financial statements, including the evaluation of whether the misstatement a) arose from an item that could be precisely measured or is an estimate, b) resulted in a change of earnings trends or other trends, c) Resulted in a failure to meet analysts’ consensus expectations, d) changed income to a loss or loss into income, e) had an impact on segment information and related trends, f) affected compliance with regulatory requirements, g) affected compliance with loan covenants or other contractual requirements, h) had the effect of increasing management’s compensation, or i) concealed an unlawful act.

The dilution to net income and EPS for prior period financial statements as a result of this adjustment is less than 1.6% in any prior year and the understatement is 3.6% in the year of correction.  The Company believes these impacts are immaterial.  In addition, the growth rate before and after the adjustment is substantially the same.   Accordingly, the Company believes that the adjustment does not materially affect the earnings reported or trends in earnings growth for the periods impacted.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ Lisa M. Spivack

Lisa M. Spivack

cc:           Richard A. Barasch, President and Chief Executive Officer